SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2005

Australia and New Zealand Banking Group Limited

ACN 005 357 522

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F : ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes ☐	No :☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333 - 113524) of Australia and New Zealand Banking Group Limited and to be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

This Form 6-K may contain certain forward- looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities. Such forward- looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward- looking statements. For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies. There can be no assurance that actual outcomes will not differ materially from the forward- looking statements contained in the Form 6-K.

Media Release	Corporate Affairs
100 Queen Street
Melbourne Vic 3000
www.anz.com

For Release: 18 October 2005

New senior appointments at ANZ

ANZ today announced a number of changes to its senior team reporting to Chief Executive Officer Mr John McFarlane.

Earlier this year, Mr McFarlane announced a new Growth and Transformation agenda for ANZ with revised management targets, to produce 7-9% annual revenue growth and a new target cost-income ratio of 40%, over the next few years. Achieving strategic performance targets has become a hallmark of ANZ’s management track record.

Accordingly, to give effect to this new agenda and targets, Dr Bob Edgar will become Senior Managing Director to lead this program and associated revenue and cost initiatives across the Group. He will retain responsibility for ANZ’s investment in ING Australia and Private Banking, as well as Chairmanship of Esanda, directorships of ANZ National Bank Limited and ING Australia, and his role in Group-level senior client contact and major banking transactions.

Following the announcement that Mr Graham Hodges will become Chief Executive, ANZ National Bank Limited succeeding Sir John Anderson, Mr Mark Paton, Managing Director Trade and Transaction Services and a career corporate banker, will become Group Managing Director Corporate, replacing Mr Hodges and will join the ANZ Management Board.

Mr Peter Hawkins Group Managing Director Strategic Development has elected to retire from ANZ after a successful 34-year career to take up non-executive directorships and to pursue other long-standing personal interests. During his career, Mr Hawkins has headed Personal Financial Services and ANZ New Zealand. Peter will retain an ongoing connection with ANZ by remaining ANZ’s nominee on the Visa Asia-Pacific Board, where he is Chairman of Visa Asia Pacific, a director of Visa International and Chairman of its International Audit, Risk and Finance Committee. The Group has commenced an external search for his replacement.

Mr McFarlane said of Mr Hawkins: “Peter has been an effective member of the senior team and a good counsel, and I am pleased to have had the opportunity to have worked so closely with him throughout my time at ANZ. His experience with ANZ on the ANZ Management Board, subsidiary boards and Visa, positions him well for his future career.”

Ms Elizabeth Proust Managing Director Esanda will retire from ANZ at the end of the year to pursue a non-executive career after nearly eight years with the Group. Ms Proust formerly headed the Australian Branch Network and prior to that was Head of Human Resources and Management Services.

Mr McFarlane commented: “Elizabeth joined ANZ at my initiative and has made a significant contribution, and has led the advancement of women across the group. More recently, she has instituted changes at Esanda that have resulted in strong profit results. Elizabeth has the qualities for this next phase of her career and I wish her well.”

Replacing Ms Proust as Managing Director Esanda is Mr David Hisco, Acting Managing Director Retail Banking, and formerly Managing Director UDC, who will also join the Management Board.

Ms Jenny Fagg, Managing Director, Consumer Finance will assume the important role of mentoring the development and advancement of women in the group, replacing Ms Proust.

These new appointments will become effective between now and the end of this calendar year and the new Group organisation chart for the 2006 financial year is attached.

For media enquiries contact:

Paul Edwards

Head of Group Media Relations

Tel: +61-409-655 550

Email: paul.edwards@anz.com

Attachment: ANZ Management Board and Specialist Business Organisation Charts

Management Structure

ANZ Management Board 2006

Chief Executive Officer
John McFarlane

Growth and Transformation
Bob Edgar

Chief Financial Officer
Peter Marriott

Group Development
(External Search)

Risk
Peter Hodgson

People Capital
Shane Freeman

Personal
Brian Hartzer

Institutional
Steve Targett

New Zealand
Graham Hodges

Corporate
Mark Paton

Asia Pacific
Elmer Funke Kupper

Esanda
David Hisco

Operations Technology & Shared Services
Mike Grime

Management Structure

ANZ Specialist Businesses 2006

Chief Executive Officer – John McFarlane

Chief Financial Officer – Peter Marriott
- Group Treasury – Michael Dontschuk

Senior Managing Director – Bob Edgar
- Private Banking – Michael Saadie
- ING Australia – Paul Bedbrook

Personal – Brian Hartzer
- Mortgages – Chris Cooper
- Consumer Finance – Jenny Fagg
- Retail Banking – (TBA)
- Banking Products – John Harries
- Rural & Regional – Mike Guerin
- Wealth & Insurance – Geoff Cohen

Institutional – Steve Targett
- Client Relationship – Joseph Healy
- Trade & Transactions – (TBA)
- Corp & Str Finance – Cathryn Carver
- Markets Trading – Gilles Planté
- Markets Distribution – Mark Whelan
- New Zealand – Nigel Williams
- Asia – David Hornery
- Europe,America – Gordon Branston

New Zealand – Graham Hodges
- COO & ANZ Retail – Steven Fyfe
- NBNZ Retail – Craig Sims
- Institutional* – Nigel Williams
- Corporate – Jeff Greenslade
- Rural – Charlie Graham
- UDC* – Gary Fissenden

Corporate – Mark Paton
- Corporate – Neil Shilbury
- Business – James Flintoft
- Small Business – R Goudswaard

Asia Pacific – Elmer Funke Kupper
- Asia* – David Hornery
- Pacific – Bob Lyon
- Investments – Owen Wilson

Esanda – David Hisco
- Esanda – David Hisco
- UDC – Garry Fissenden

*Matrix

ANZ

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand
Banking Group Limited
(Registrant)

By:	/s/ John Priestley
Company Secretary
(Signature)*

Date 18 October 2005

* Print the name and title of the signing officer under his signature.